

September 6, 2013

Via Secure E-mail
Dale R. Davis
Chief Executive Officer
Global Defense & National Security Systems, Inc.
11921 Freedom Drive, Suite 550
Two Fountain Square
Reston, Virginia 20190

> **Re:** **Global Defense & National Security Systems, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 9, 2013**
> **CIK No. 0001583513**

Dear Mr. Davis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

Competitive Strengths, page 3

3. You refer to the fact that all of your officers and directors currently have certain relevant pre-existing fiduciary duties or contractual obligations, in addition to any fiduciary duties owed to Global Strategies Group, as applicable. Please ensure that you disclose the entities with which your officers and directors owe such duties, with a view to understanding your officers and directors existing conflicts.

The Offering, page 7

4. In an appropriate place in your draft registration statement, please revise to explain the "continued listing standards" that you may not meet in the future.

5. You refer to shares to be sold to "insiders." Please revise to clarify who is included in this reference.

6. We note your indication that your sponsor will be required to maintain a 22.5% ownership interest in your shares following the offering. Please revise to disclose the authority for this obligation, whether it constitutes a minimum or an absolute ownership threshold and its purpose.

7. Where you discuss the $220,000 that may be loaned to you by your sponsor or its affiliates, clarify whether such amount is in addition to the $50,000 they have already loaned to you.

8. Where you discuss the limited payments to insiders, please clarify whether there are any limits on the amount of loans that may be made by your sponsor, officers, directors or their affiliates for any purpose.

9. In an appropriate place in your draft registration statement, please elaborate upon the certain provisions that may not be amended without the approval of 65% of your outstanding shares of common stock. Where you discuss this requirement, please also disclose the percentage of shares your sponsor, its affiliates and your officers and directors own.

Risk Factors, page 19

10. Please add a risk factor to discuss the potential dilution risk associated with the issuance of more stock in the future as a result of your potential need for additional capital that you discuss elsewhere.

Use of Proceeds, page 42

11. Please include in your table repayment of the $50,000 non-interest bearing loans made by your sponsor, which you state elsewhere will be paid at the close of this offering.

Dilution, page 46

12. Please present your pre-offering net tangible book value figure in the table on page 46 as a negative number.

13. Please tell us why the numerator of your post-offering net tangible book value per share calculation adds back the $120,047 of offering costs accrued for and paid in advance that were excluded from tangible book value before the offering.

14. We note that denominator in your post-offering net tangible book value per share calculation assumes that 261,290 shares will be mandatorily redeemed based on an assumption that the underwriters' over-allotment option has not been exercised in full. Please tell us why it does not appear the numerator in this calculation has been adjusted for this redemption.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

15. Your reference at the top of page 51 to your obligation to "redeem" a significant number of your public shares upon consummation of any initial business combination is unclear. Please revise or advise.

Proposed Business, page 53

16. In an appropriate place in your draft registration statement, please consider acknowledging the recent reductions in U.S government defense spending and the impact such trend could have on your proposed future line of business.

Conversion Rights, page 65

17. Please revise the discussion of limitations on conversion rights to identify the authority you are using to restrict the rights of holders of 10% or more.

Management, page 73

18. With respect to each director, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Underwriting, page 98

Discretionary Accounts, page 99

19. Please disclose an estimate of the amount of securities that the underwriters intend to sell to accounts over which they exercise discretionary authority. See Item 508(j) of Regulation S-K.

Item 17. Undertakings, page II-7

20. Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Andrew Blume at (202) 551-3254 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Fred Cassis
        Gregg Noel